Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Oritani Financial Corp. and subsidiaries

We consent to the incorporation by reference in the Registration Statements on Form S-8 of Oritani Financial Corp. and subsidiaries of our reports dated September 13, 2016, with respect to the consolidated balance sheets of Oritani Financial Corp. and subsidiaries as of June 30, 2016 and 2015, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2016, and the effectiveness of internal control over financial reporting as of June 30, 2016, which reports appear in the June 30, 2016 Annual Report on Form 10-K of Oritani Financial Corp. and subsidiaries.

/s/ KPMG LLP
Short Hills, New Jersey
September 13, 2016